

May 29, 2007

Mr. Eric R. Graef, Vice President-Finance and Treasurer
Preformed Line Products Company
660 Beta Drive
Mayfield Village, OH 44143

Re: **Preformed Line Products Co.**
              Form 10-K for the fiscal year ended December 31, 2006
              File No. 0-31164

Dear Mr. Graef:

        We have reviewed your response to our letter dated March 26, 2007 and have the
following comments. We ask that you respond by June 12, 2007.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall disclosure in
your filing. We look forward to working with you in these respects. We welcome any questions
you may have about our comments or on any other aspect of our review. Feel free to call us at
the telephone numbers listed at the end of this letter.

Critical Accounting Policies and Estimates – Excess and Obsolescence Reserves, page 24

We note your response to prior comment two. Based on the information you have provided, you
recorded an adjustment to your first quarter 2007 financial statements that related to prior
periods. Correction of an error in prior period financial statements is required to be reported
pursuant to paragraph 25 of SFAS 154 and disclosed pursuant to paragraph 26 of SFAS 154. It
does not appear to us that recognition of prior years' errors in accounting for excess and obsolete
inventory in the period in that the errors are discovered is appropriate; however, you have
indicated that you have considered SAB 99 and determined that the adjustment was not material.
Please provide to us a SAB 99 materiality analysis that addresses the impact of correcting the
error in fiscal year 2006 as well as in the first quarter of 2007. Please be sure to address
quantitative and qualitative aspects of your analyses.

In light of the above comment, please tell us how this impacts management's determination that
controls and procedures were effective as of December 31, 2006 and March 31, 2007.

Note J – Business Segments, page 48

We note your response to prior comment five and have the following additional comments.

- In regard to your domestic operations, we note that your CODM receives financial information on a location level. In light of the information your CODM receives, it is not clear to us how you met _all_ of the aggregation criteria in paragraph 17 of SFAS 131. We note that you have included SMP with PLP; however, based on your explanation, it does not appear to us that SMP and PLP meet all of the aggregation criteria. Please be advised that in order for an operating segment that meets the quantitative thresholds provided in paragraph 18 of SFAS 131 to be aggregated with another operating segment (even an operating segment that does not meet the quantitative thresholds) it must meet all of the aggregation criteria in paragraph 17 of SFAS 131.
- In regard to your foreign operations, we note that your CODM receives sales and profit information for ten separate units. It is not clear to us why each unit is not an operating segment or why it is appropriate to aggregate all of these units into one reportable segment.

    As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

    If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 or to the undersigned at (202) 551-3768.

                                                    Sincerely,

                                                    John Cash
                                                    Branch Chief